Exhibit 99.5

Limango Selects NICE CXone to Elevate their CX Operation to the Cloud

Moving from an on-premise solution to NICE’s cloud contact center platform to drive operational efficiency

Hoboken, N.J., November 20, 2023 – NICE (Nasdaq: NICE) today announced that limango, a leading German online retailer for families, has selected NICE CXone to migrate its contact center to the cloud. The move from the previous on-premise solution to a unified cloud-native CX platform is expected to yield favorable results, including driving operational efficiencies, increasing the speed of service, and delivering positive customer experiences.

limango, a member of the Otto Group, offering a wide array of products and services across Europe, is committed to continuously enhancing its customer service. The company recognized the need for a more agile and efficient system to address the evolving demands of its diverse customer base.

Seeking more flexibility, efficiency, and a way to future-proof its contact center operations, limango selected NICE CXone as the foundation for its contact center operations. Implementing CXone will provide better insight into day-to-day operations, reduce the dependency on the IT department, and improve customer experiences. It will also allow limango to make immediate changes without the need to reach out to a third party.

Martin Solarski, CEO, limango Poland, Director of Group Transformation & Post-Purchase, expressed, “Delivering an outstanding customer experience is our top priority. We are very optimistic that our transition to NICE CXone will be a significant step in this direction. We anticipate that the innovative solutions and operational efficiency offered by NICE CXone will yield positive results in the near future, and we are eager to further expand our collaboration with NICE.”

“It is exciting to be welcoming limango onto the CXone platform, and into the cloud,” Darren Rushworth, President, NICE International, said. “Across Europe, the online retail market is becoming increasingly crowded, and macro-level challenges, like economic uncertainty, are accelerating pressures. Today, the ability to offer exceptional experiences based on customer needs, while driving operational efficiency and empowering agents, is a must. CXone will help limango serve its immediate and future needs. We are excited to support limango on its move to the cloud.”

About limango
Founded in 2007, limango has distinguished itself as the premier shopping platform for families in Germany and across Europe. As a subsidiary of the esteemed Otto Group, limango seamlessly operates both a members-only online shopping community and an open-access online shop, ensuring a curated and comprehensive shopping experience for its customers. www.limango.de

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. http://www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.